UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Forian Inc.
(Name of Subject Company)

Forian Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

282559103
(CUSIP Number of Class of Securities)

Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA 18940
(267) 225-6263
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Darrick M. Mix
Justin A. Santarosa
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1227

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be further amended or supplemented from time to time, “Schedule 14D-9”) previously filed by Forian Inc., a Maryland corporation (“Forian”), with the Securities and Exchange Commission (the “SEC”) on April 16, 2026, relating to the tender offer made by (i) 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”), and (ii) Bravo Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of April 2, 2026 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Forian, Parent and Purchaser, to purchase all of the outstanding shares of common stock of Forian, $0.001 par value per share (collectively, the “Shares”) at a per Share offer price of $2.17 in cash (the “Offer Price”), without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference. The Offer is described in a Tender Offer Statement filed jointly by Parent and Purchaser with the SEC (as it may be amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9, and references to page numbers below are reference to the relevant pages of the Schedule 14D-9 before giving effect to the modifications thereto as set forth in this Amendment.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Cautionary Note Regarding Forward-Looking Statements” as follows:

“Expiration of the Offering Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on May 14, 2026 (such date and time, the “Expiration Time”), and the Offer was not extended. According to Broadridge Corporate Issuer Solutions, LLC, the depository agent for the Offer, as of the Expiration Time, 6,444,415 Shares had been validly tendered and not withdrawn pursuant to the Offer. The Shares so tendered, together with all Shares beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), satisfied the Minimum Condition. In total, 6,444,415 Shares were tendered, which, together with such beneficial ownership, represented approximately 91% of the aggregate voting power of all issued and outstanding Shares as of the Expiration Time.

As all conditions to the Offer have been satisfied or waived, on May 15, 2026, Purchaser irrevocably accepted for payment all Shares validly tendered pursuant to, and not withdrawn from, the Offer and will promptly pay for such Shares in accordance with the terms of the Offer and the Merger Agreement.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser and Parent acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Forian pursuant to Section 3-106.1(c) of the MGCL.

Accordingly, on May 15, 2026, following the completion of the Offer, Purchaser and Parent effected the Merger in accordance with Section 3-106.1 of the MGCL, in which Purchaser merged with and into Forian, with Forian surviving the Merger and continuing as a wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for purchase by Purchaser in the Offer and certain Shares specified in the Merger Agreement (including Shares held by a holder who is entitled to demand and properly exercises and perfects such holder’s demand for appraisal of such Shares in accordance with Section 3-202 of the MGCL), was converted into the right to receive an amount in cash equal to the Offer Price, without interest, and subject to deduction for any required tax withholding.

Following the Merger, all Shares are expected to cease to trade on The Nasdaq Stock Market LLC (“Nasdaq”) prior to the opening of business on May 18, 2026 and will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Forian’s reporting obligations under the Exchange Act as promptly as practicable.

On May 15, 2026, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached to the Schedule 14D-9 as Exhibit (a)(5)(M) and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Press Release, dated May 15, 2026 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K, filed on May 15, 2026)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORIAN INC.

By:	/s/ Max Wygod
Name:	Max Wygod
Title:	Chief Executive Officer

Dated: May 15, 2026